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                                   EXHIBIT A

                                   AGREEMENT

     This Agreement is dated as of August 9, 2001, among BCT International, Inc., a Delaware corporation and its wholly-owned subsidiary Business Cards Tomorrow, Inc., a Florida corporation (collectively, the "Company"), Phoenix Group of Florida, Inc., a Nevada corporation ("Phoenix") and William A. Wilkerson ("Wilkerson").

     WHEREAS, Wilkerson is Chairman and Chief Executive Officer of the Company and President and sole shareholder of Phoenix and has requested the Company to enter into a continuing and unconditional guaranty (the "Guaranty") in favor of Bank of America, N.A. (the "Bank") unconditionally guaranteeing the payment of Phoenix's debt to the Bank pursuant to the $2,000,000 loan (the "Loan") as set forth in the loan agreement, promissory note and other related documents of even date (collectively, the "Loan Documents") and has requested that the Company, to secure its obligations under the Guaranty, pledge substantially all of its assets to the Bank;

     WHEREAS, Wilkerson has requested that the Company enter into the Guaranty in order to facilitate a series of transactions (collectively, the "Transaction") culminating in the acquisition of all of the shares of the Company by Phoenix (or its affiliates), with Phoenix as the surviving corporation, such that the Company shareholders other than Phoenix would receive cash in exchange for their Company shares on terms deemed "fair" to the
shareholders by the   special committee of the Company's Board of Directors (the
"Special Committee");

     WHEREAS, the Special Committee has recommended that the Company enter into the Guaranty and related loan documents in order to facilitate the Transaction provided that Wilkerson and Phoenix agree to the terms hereof, and Wilkerson and Phoenix are agreeable to same.

     NOW THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree that the foregoing recitals are true and correct and further agree as follows:

     1. Immediately upon the execution of this Agreement, the Company shall execute and deliver the Guaranty, the related Security Agreement and such other documents as the Bank shall reasonably request in connection with the Loan.

     2. In consideration of the Company's execution and delivery of the Guaranty and related Loan Documents, Wilkerson and Phoenix agree to the following:

          A. Wilkerson's Employment Agreement with the Company dated as of March 1, 1993, as amended on June 12, 1997, is hereby amended to
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               change the termination date set forth in section 3 thereof to
               February 28, 2002.

          B. On or before September 30, 2001, Phoenix shall make a firm offer (which may be contingent upon the receipt of financing) to purchase for cash all of the Company's shares held by persons other than Phoenix(or its affiliates). The offer shall provide for a closing of the Transaction on or before April 15, 2002.

          C. If the Transaction does not close on terms deemed "fair" to the Company and its shareholders by the Special Committee by April 15, 2002, or Phoenix fails to make the required firm offer by September 30, 2001, then Wilkerson and Phoenix, jointly and severally, will, within 30 days after the expiration of the applicable deadline, reimburse the Company for all of its legal and other expenses incurred in connection with the Transaction, and, immediately upon the expiration of the deadline Phoenix will grant to the Company an assignable one-year option to repurchase all of the shares of Company common stock bought with the Loan proceeds at the same price paid by Phoenix.

     3. Notwithstanding the foregoing, the April 15, 2002, deadline for closing of the Transaction will be subject to extension until no later than May 31, 2002, in the event of unreasonable delays caused by third parties beyond the control of Wilkerson and Phoenix, including, but not limited to, the Securities and Exchange Commission.

     4. Wilkerson and Phoenix, jointly and severally, agree to pay to the Bank when and as due any and all obligations under the Loan Documents. In the event that the Bank demands that the Company make any payment in connection with the Loan Documents and such payment is made, then Wilkerson and Phoenix shall, jointly and severally, reimburse the Company for each such payment immediately upon demand by the Company. Interest shall accrue at an annual rate of 10% from the applicable due date on all of Wilkerson's and Phoenix's reimbursement obligations under this Agreement.

     5. In order to secure the obligations of Wilkerson and Phoenix to the Company hereunder, Phoenix agrees to grant to the Company a first priority security interest in any and all shares of the Company's common stock purchased with Loan proceeds. This pledge shall be reflected in a security agreement in the form attached as Exhibit "A." As additional security for the obligations of Wilkerson and Phoenix hereunder, Phoenix agrees to grant to the Company a second priority security interest (junior to the Bank's security interest) in the 935,382 shares of Company stock now owned by Phoenix pursuant to a security agreement in the form attached as Exhibit "B."
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     6.   The Company, in its sole discretion, shall be entitled to set off any and all amounts owed by Wilkerson or Phoenix under this Agreement against any and all obligations of the Company to Wilkerson or Phoenix.

     7. In the event of litigation arising under this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party its reasonable attorneys fees and expenses incurred in connection with such litigation at all levels.

     8. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.


                                      BCT INTERNATIONAL, INC.



                                      By:  /s/ Jeffrey Hewson
                                           Jeffrey Hewson, Director

                                      BUSINESS CARDS TOMORROW, INC.



                                      By:  /s/ Jeffrey Hewson
                                           Jeffrey Hewson, Director


                                      PHOENIX GROUP OF FLORIDA, INC.



                                      By:  /s/ William A. Wilkerson
                                           William A. Wilkerson, President



                                           /s/ William A. Wilkerson
                                           William A. Wilkerson